UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

United Homes Group, Inc.
(Name of Issuer)
Class A Common Shares, par value $0.0001 per share
(Title of Class of Securities)
91060H108
(CUSIP Number)
Conversant Capital LLC
25 Deforest Ave.,
Summit, New Jersey 07901
Attention: Paul H. Dumaine
 (908) 466-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8539
December 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Conversant Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,775,725(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,775,725(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,775,725(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of (i) 535,173 shares of Class A Common Stock  plus (ii) 4,466,827 shares of Class A Common Stock issued upon redemption of the note held by Conversant Opportunity Master Fund LP pursuant to the Redemption Agreement, less (iii) 3,246,275 shares of Class A Common Stock sold by Conversant Opportunity Master Fund LP pursuant to the Underwriting Agreement.

(2)
The percentage reflected is based on the sum of (i) 11,435,170 outstanding shares of Class A Common Stock on November 8, 2024, as provided under the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2024, plus (ii) 10,168,850 shares of Class A Common Stock issued, in the aggregate, to the Holders pursuant to the Redemption Agreement.

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,775,725(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,775,725(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,775,725(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of (i) 535,173 shares of Class A Common Stock  plus (ii) 4,466,827 shares of Class A Common Stock issued upon redemption of the note held by Conversant Opportunity Master Fund LP pursuant to the Redemption Agreement, less (iii) 3,246,275 shares of Class A Common Stock sold by Conversant Opportunity Master Fund LP pursuant to the Underwriting Agreement.

(2)
The percentage reflected is based on the sum of (i) 11,435,170 outstanding shares of Class A Common Stock on November 8, 2024, as provided under the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2024, plus (ii) 10,168,850 shares of Class A Common Stock issued, in the aggregate, to the Holders pursuant to the Redemption Agreement.

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,775,725(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,775,725(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,775,725(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)
Consists of (i) 535,173 shares of Class A Common Stock  plus (ii) 4,466,827 shares of Class A Common Stock issued upon redemption of the note held by Conversant Opportunity Master Fund LP pursuant to the Redemption Agreement, less (iii) 3,246,275 shares of Class A Common Stock sold by Conversant Opportunity Master Fund LP pursuant to the Underwriting Agreement.

(2)
The percentage reflected is based on the sum of (i) 11,435,170 outstanding shares of Class A Common Stock on November 8, 2024, as provided under the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2024, plus (ii) 10,168,850 shares of Class A Common Stock issued, in the aggregate, to the Holders pursuant to the Redemption Agreement.

CUSIP No. 91060H108

1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,775,725(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,775,725(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,775,725(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 535,173 shares of Class A Common Stock  plus (ii) 4,466,827 shares of Class A Common Stock issued upon redemption of the note held by Conversant Opportunity Master Fund LP pursuant to the Redemption Agreement, less (iii) 3,246,275 shares of Class A Common Stock sold by Conversant Opportunity Master Fund LP pursuant to the Underwriting Agreement.

(2)
The percentage reflected is based on the sum of (i) 11,435,170 outstanding shares of Class A Common Stock on November 8, 2024, as provided under the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2024, plus (ii) 10,168,850 shares of Class A Common Stock issued, in the aggregate, to the Holders pursuant to the Redemption Agreement.

This Amendment No. 2 (“Amendment No. 2”) further amends and supplements the original statement on Schedule 13D filed on February 5, 2024 (the “Original Schedule 13D”) by Conversant Opportunity Master Fund LP (“Opportunity Master Fund”), Conversant GP Holdings LLC (“Conversant GP”), Conversant Capital LLC (“Conversant Capital”) and Michael J. Simanovsky with respect to the class A common shares, par value $0.0001 (the “Class A Common Stock”) of United Homes Group, Inc. (the “Issuer”), as previously amended on August 7, 2024 (“Amendment No. 1”). The Original Schedule 13D, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D, as previously amended. For purposes of this Amendment No. 2, the “Reporting Persons” is defined collectively as Opportunity Master Fund, Conversant GP, Conversant Capital and Michael J. Simanovsky.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosure set forth in Item 4 of this Amendment No. 2 regarding the Redemption Shares is incorporated herein by reference.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On December 5, 2024, Opportunity Master Fund, together with the other holders party thereto (“Holders”), entered into that certain Redemption Agreement (the “Redemption Agreement”) with the Issuer, pursuant to which Opportunity Master Fund shall surrender Notes in an aggregate principal amount of $35,000,000, together with accrued and unpaid interest in the amount of $71,917.81, in exchange for 4,466,827 shares of Class A Common Stock (the “Redemption Shares”) and $30,696,917.81, to be received in each case as nominee for Conversant Opportunity Master Fund Sub LLC (“Sub Fund”). As of immediately prior to entering into such Redemption Agreement, such Notes were convertible for 6,272,401 shares of Class A Common Stock, subject to the Beneficial Ownership Limitation. Pursuant to the Redemption Agreement, Opportunity Master Fund agreed to enter into a customary lock-up letter agreement (the “Company Lock-up Letter Agreement”), and Opportunity Master Fund did enter into such Company Lock-up Letter Agreement, in which they agreed to refrain from selling shares of Class A Common Stock, and other customary lock-up conditions, for one hundred and twenty days following the date of execution of the Redemption Agreement.

On December 5, 2024, Opportunity Master Fund entered into that certain Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and BTIG, LLC (the “Underwriter”) pursuant to which Opportunity Master Fund agreed to sell 3,246,274 of the Redemption Shares as nominee for Sub Fund, for a price of $4.75 per share, net in cash, subject to customary terms and conditions, including conditions to be satisfied by the Issuer, which include, without limitation, delivery of a legal opinion and a bring-down certificate with respect to a comfort letter provided on December 5th by the Issuer’s accountants. Pursuant to the Underwriting Agreement, Opportunity Master Fund agreed to enter into a customary lock-up letter agreement (the “Underwriter Lock- up Letter Agreement”), and Opportunity Master Fund did enter into such Underwriter Lock-up Letter Agreement, in which they agreed to refrain from selling shares of Class A Common Stock, and other customary lock-up conditions, for ninety days following the date of the prospectus referred to above. Opportunity Master Fund also agreed to give the Underwriter the option to purchase, on the same terms, up to 486,941 Redemption Shares from Opportunity Master Fund as nominee for Sub Fund.

Considering the reduction of the Reporting Persons’ investment in the Issuer upon the sale of the Redemption Shares, Mr. Grove is expected to resign from his position as a director of the Issuer after the closing of the transactions described above, as shall be further disclosed by the Issuer in a Current Report on Form 8-K.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The beneficial ownership of shares of Class A Common Stock reported herein gives effect to the disposition of 3,246,274 Redemption Shares to be sold by Opportunity Master Fund pursuant to the Underwriting Agreement, as disclosed in Item 4, which sale is expected to close on December 11, 2024.

All percentages are based on 21,604,020 shares of the Issuer’s Class A Common Stock outstanding, which is (i) 11,435,170 shares of the Issuer’s Class A Common Stock outstanding as of November 8, 2024, as set forth in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2024, plus (ii) 10,168,850 shares of Class A Common Stock issued, in the aggregate, to the Holders pursuant to the Redemption Agreement.
(a)    The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,755,725 shares of Class A Common Stock, representing 8.1% of the outstanding shares of Class A Common Stock.
(b)    With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Class A Common Stock owned by the Reporting Persons:
(i)           Sole power to vote or to direct the vote:
None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Class A Common Stock.
(ii)          Shared power to vote or to direct the vote:
The Reporting Persons have shared power to vote or to direct the vote of 1,755,725 shares of Common Stock.
(iii)         Sole power to dispose or to direct the disposition of:
None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Class A Common Stock.
(iv)         Shared power to dispose or to direct the disposition of:
The Reporting Persons have shared power to dispose or to direct the disposition of 1,755,725 shares of Class A Common Stock.
(c)    Other than as described herein in Item 4 above, the Reporting Persons have not engaged in any transactions in the Class A Common Stock in the past 60 days.
(d)    Other than as described herein, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
(e)    Not applicable.
Item 6.    Contract, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth in Item 4 of this Amendment No. 2 regarding the Redemption Agreement, the Underwriting Agreement, the Company Lock-up Letter Agreement and the Underwriter Lock-up Letter Agreement is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:
Exhibit 99.4	Redemption Agreement, dated December 5, 2024, by and among Opportunity Master Fund, the Holders and the Issuer.
Exhibit 99.5	Underwriting Agreement, dated December 5, 2024, by and among Opportunity Master Fund, the Issuer and BTIG, LLC.
Exhibit 99.6	Company Lock-up Letter Agreement, dated December 5, 2024, by and among Opportunity Master Fund and the Issuer.
Exhibit 99.7	Underwriter Lock-up Letter Agreement, dated December 5, 2024, by and among Opportunity Master Fund and BTIG, LLC.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2024

CONVERSANT OPPORTUNITY MASTER FUND LP

By:	Conversant GP Holdings LLC, its general partner /s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

CONVERSANT GP HOLDINGS LLC

By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

CONVERSANT CAPITAL LLC

By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	General Counsel and Chief Compliance Officer

MICHAEL J. SIMANOVSKY

By:	/s/ Paul Dumaine
	Name:	Paul Dumaine
	Title:	Attorney-in-fact for Michael J. Simanovsky